SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2005

Preem Holdings AB (publ)

(Translation of registrant’s name into English)

Sandhamnsgatan 51,
S-11590,
Stockholm,
Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒                         Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Preem Holdings AB (publ)

Date:	May 26, 2005	By:	/s/	Per Höjgård
		Name:		Per Höjgård
		Title:		Chief Financial Officer

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the “Company”) has based these forward-looking statements on its current expectations and projections about future events. Although the Company’s management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Quarterly Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, our financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, our financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this Quarterly Report, those results or developments may not be indicative of results, conditions or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•                  our substantial indebtedness;

•                  our ability to obtain sufficient short-term credit to finance our spot market crude oil purchases and long-term credit to finance our future capital expenditures;

•                  volatility in refining margins and in market prices for crude oil and refined products;

•                  our ability to complete construction of our isocracker facility;

•                  the competitive nature of our industry;

•                  operational hazards and our dependence on key refinery assets;

•                  our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

•                  our liability for violations, known and unknown, under environmental, occupational health and safety, and other laws;

•                  our ability to remediate contaminated sites within budgeted amounts;

•                  our ability to hedge against currency, commodity and interest rate risks;

•                  economic disruptions in the countries in which we, our suppliers and our customers operate; and

•                  limitations on our operational flexibility arising under agreements governing our debt.

All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements. In addition, certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF CERTAIN INFORMATION

Unless otherwise indicated, in this report, references to:

•                  “Preem Holdings” refers to Preem Holdings AB (publ);

•                  “Preem Petroleum” refers to Preem Petroleum AB (publ);

•                      “SEK,” “krona” or “kronor” are to the lawful currency of Sweden;

•                      “$” or “dollars” are to the lawful currency of the United States of America;

•                      “€” or “euro” are to the single currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time.

•       “Swedish GAAP” refers to generally accepted accounting principles in Sweden;

•       “United States” or the “U.S.” refers to the United States of America; and

•                      “we,” “us,” “our,” the “Company, “ and other similar terms refer to Preem Holdings and its consolidated subsidiaries, including Preem Petroleum, except where the context otherwise requires.

We present our financial statements in kronor.  In addition, solely for the convenience of the reader, certain kronor amounts have been translated into dollars using the Swedish Central Bank’s exchange rate for the krona against the dollar on March 31, 2005 of $1.00 = SEK 7.0600. On May 24, 2005, the Swedish Central Bank’s exchange rate for the krona against the dollar was $1.00 = SEK 7.2900.

Financial information in this Quarterly Report has been prepared in accordance with Swedish GAAP. Swedish GAAP differs in certain significant respects from U.S. GAAP. See note 28 of the Company’s Consolidated Financial Statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2004. Some financial information in this Quarterly Report has been rounded and, as a result, the numerical figures shown as totals in this Quarterly Report may vary slightly from the exact arithmetic aggregation of the figures that precede them.

Preem Holdings AB and Subsidiaries

Consolidated Income Statements (unaudited)

	Three Months Ended
	March 31, 2004	March 31, 2005
	SEK	SEK	$
	(in millions)
Revenues	10,551	12,583	1,782
Excise duties	(2,090)	(2,057)	(291)

Sales revenue	8,461	10,526	1,491
Cost of goods sold	(7,863)	(9,387)	(1,330)

Gross profit	598	1,139	161
Selling expenses	(180)	(164)	(23)
Administrative expenses	(103)	(111)	(16)
Other operating income	69	90	13

Operating income	384	954	135
Interest income	15	6	1
Interest expense	(137)	(124)	(18)
Other financial income/expenses, net	(128)	(131)	(18)

Income before taxes	134	705	100
Income taxes	(37)	(208)	(30)
Minority interests	(1)	(1)	(0)
Net income	96	496	70

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2004	As of March 31, 2005
	SEK	SEK	$
	(in millions)

ASSETS
Fixed assets
Intangible assets
Goodwill	639	595	84
Total intangible assets	639	595	84

Tangible assets
Land and building, net	787	776	110
Plant and machinery, net	5,242	5,161	731
Capitalized turnaround cost, net	214	197	28
Equipment, tools fixtures and fittings, net	669	639	90
Construction in progress	1,191	1,531	217
Total tangible assets	8,103	8,304	1,176

Financial assets
Participation in associated companies	5	5	1
Other securities held as fixed assets	2	2	0
Other long-term receivables	208	201	29
Total financial assets	215	208	30

Total fixed assets	8,957	9,107	1,290

Current assets
Inventories	4,519	4,805	681
Accounts receivable	2,843	3,202	453
Receivables from associated companies	1	1	0
Other receivables	144	209	30
Prepaid expenses and accrued income	309	311	44
	7,816	8,528	1,208
Cash and cash equivalent	724	264	37
Total current assets	8,540	8,792	1,245

TOTAL ASSETS	17,497	17,899	2,535

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2004	As of March 31, 2005
	SEK	SEK	$
	(in millions)

SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Shareholders’ equity
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0
	1	1	0
Non-restricted equity
Profit brought forward	3,101	4,946	701
Profit for the year	1,622	496	70

Total shareholders’ equity	4,724	5,443	771

Minority interests	9	9	1
Provisions
Pension provision	146	145	21
Deferred tax liability	1,020	1,018	144
Other provisions	14	38	5
Total provisions	1,180	1,201	170

Liabilities
Long-term liabilities
Shareholder loans	242	242	34
Bond loans	3,648	3,701	524
Liabilities to credit institutions	1,595	1,653	234
Bank overdraft facility	—	111	16
Total long-term liabilities	5,485	5,707	808

Current liabilities
Liabilities to credit institutions	749	530	75
Advanced payment from customers	178	175	25
Accounts payable	2,045	1,265	179
Liabilities to parent company	848	3	0
Liabilities to associated companies	0	2	0
Income tax payable	5	4	1
Other liabilities	1,327	1,301	184
Accrued expenses and prepaid income	947	2,259	320
Total current liabilities	6,099	5,539	785

TOTAL SHAREHOLDERS’ EQUITY, MINORITY INTERESTS, PROVISIONS AND LIABILITIES	17,497	17,899	2,535

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Statements of Cash Flow (unaudited)

	Three Months Ended March 31,
	2004	2005
	SEK	SEK	$
	(in millions)
Income from operation
Income after financial items	134	705	100
Adjustments for non-cash items
Depreciation and amortization	262	237	34
Resolving inventory write-down reservation	—	(223)	(32)
Unrealized losses foreign exchange gains	140	145	20
Unrealized losses on oil swaps	1	7	1
Other adjustments for non-cash items	1	13	2
	538	884	125

Taxes paid	—	(1)	(0)

Cash flow from operating activities before changes in working capital	538	883	125

Cash flow in working capital
Decrease/(Increase) in inventories	1,503	(64)	(9)
Decrease/(Increase) in current receivables	37	(420)	(59)
(Decrease)/Increase in current liabilities	(468)	455	64

Cash flow from operating activities	1,610	854	121

Investment activities
Investment in tangible fixed assets	(84)	(350)	(50)
Acquisition of subsidiary	(14)	—	—
Sale of subsidiary	(10)	—	—
Sale of tangible fixed assets	0	2	0
Decrease/(Increase) in financial fixed assets	0	(4)	0
Cash flow used in investment activities	(108)	(352)	(50)

Financing operation
New loans from credit institutions	98	465	66
Payment of loans to credit institutions	(1,123)	(582)	(82)
Group contributions paid	—	(845)	(120)
Cash flow used in financing activities	(1,025)	(962)	(136)

Cash flow of the period	477	(460)	(65)
Cash and cash equivalents at the beginning of the period	633	724	102

Cash and cash equivalents at the end of the period	1,110	264	37

Supplementary disclosures
Cash flow interest
Interest received	9	6	1
Interest paid	(219)	(191)	(27)

Items included in cash and cash equivalents
Cash and bank balance	939	264	37
Short-term investments	171	—	—

Total cash and cash equivalents	1,110	264	37

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and

Subsidiaries

Notes to Consolidated Financial Statements

Three-Month Period Ended March 31, 2005

Note 1.  Basis of presentation

Preem Holdings AB (publ) (the “Company”) was established as a Swedish corporation under the Swedish Companies Act on November 11, 1980 under the name Labrador Svenska AB. The Company is registered with the Swedish Patent and Registration Office under the number 556206-9673.  The Company’s name was changed from Labrador Svenska AB to Swedoil AB in September 1981. Swedoil AB was a subsidiary of Preem Petroleum AB (publ) (“Preem Petroleum”) that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB (publ), through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to reflect accurately its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB (publ), its parent company (“Corral Petroleum Holdings”), and Preem Petroleum, its operating subsidiary. Also on March 1, 2001, the Company’s status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum Holdings contributed all of the issued and outstanding shares of Preem Petroleum to the Company on March 19, 2001. The Company is wholly owned by Corral Petroleum Holdings, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Al-Amoudi.

The Consolidated Financial Statements have been prepared in accordance with the Swedish Annual Accounts Act, the standards issued by the Swedish Financial Accounting Standards Council and its emerging task force pronouncements.

The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The Company’s principal assets as of March 31, 2005 consist of all of the issued and outstanding shares of Preem Petroleum and an inter-company loan to Preem Petroleum. The Company’s principal liability as of March 31, 2005 consists of €305 million aggregate principal amount of 10-5/8% senior secured notes, due 2011 (the “Preem Holdings Notes”), of which the Company issued €250 million on April 10, 2001 and €55 million on July 20, 2001. On May 10, 2004, Preem Petroleum issued €100 million aggregate principal amount of 9% senior subordinated notes due 2014 (the “Preem Petroleum Notes”), which were guaranteed on a senior basis by Preem Holdings.

The accompanying consolidated financial statements present the financial position and results of operations of the Company and have been prepared in accordance with Swedish GAAP.  These accounting principles differ in certain significant respects from U.S. GAAP.  For further information, see note 28 of the Company’s Consolidated Financial Statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Annual Report”).

The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year.

Except as described in the paragraph below, there has been no material change in the Company’s related party transactions since December 31, 2004.  For further information, see item 7.B in the Company’s 2004 Annual Report.

We recently completed certain transactions in order to facilitate the payment of a distribution to our ultimate shareholder, Mr. Al-Amoudi.  In February 2005, Preem Holdings loaned SEK 353 million ($53 million) to Corral Petroleum Holdings.  Corral Petroleum Holdings, in turn, used these proceeds to repay SEK 353 million ($53 million) of a loan from Mr. Al-Amoudi.  On March 18, 2005, Preem Holdings made a payment of a cash group contribution of SEK 845 million ($128 million) to Corral Petroleum Holdings.  Those proceeds were used by Corral Petroleum Holdings to repay (i) the loan of SEK 353 million ($53 million) from Preem Holdings and (ii) SEK 492 million ($74 million) of a loan from Mr. Al-Amoudi.

Note 2. Other financial income/(expenses), net

	Three months ended March 31,
	2004	2005
Exchange rate gains/(losses) on financial assets	0	5
Exchange gains/(losses) on financial liabilities	(128)	(136)
Total	(128)	(131)

Note 3. Income taxes

Income taxes of SEK (208) million for the period ended March 31, 2005, consists of current taxes SEK (1) million, calculated tax effect on group contribution of SEK (223) million and deferred taxes of SEK 16 million.

Note 4.  Inventories

The group inventory cost values include the equivalent of SEK 34 million as of March 31, 2005, and SEK 21 million as of December 31, 2004, relating to loaned inventory volumes. Borrowed inventory volumes representing a total inventory cost volume of SEK 257 million as of March 31, 2005 and SEK 314 million as of December 31, 2004, are not included in the inventory value.

The inventory consists of the following items:

	As of December 31, 2004	As of March 31, 2005
Raw materials and supplies	2,829	2,397
Finished products	1,690	2,408
Total	4,519	4,805

Note 5.  Shareholders’ equity

The changes in shareholders’ equity in the Company and its consolidated subsidiaries for the period December 31, 2004 to March 31, 2005 are as follows:

	Share capital	Restricted reserves	Unrestricted reserves	Total shareholders equity
	(in millions of SEK)
Balance at December 31, 2004	1	0	4,723	4,724
Calculated tax effect of group contribution	—	—	223	223
Net income	—	—	496	496
Balance at March 31, 2005	1	0	5,442	5,443

Note 6.  Other provisions

The change in provisions from December 31, 2004 to March 31, 2005 consists of the following:

Balance as of December 31, 2004	14
Provisions for the year	34
Amounts claimed	(10)
Balance as of March 31, 2005	38

Provisions for the year include a provision of SEK 34 million which relates to the additional purchase price to be paid for the acquisition, which occurred in December 2003, of the remaining 25% of the shares of Preemraff Lysekil which the Company did not previously own.

Note 7.  Long-term Liabilities to Credit Institutions

	2005	2006	2007	2008	2009	2010+
Bond loans	—	—	—	—	—	3,701
Loans	—	353	653	—	200	799
Total	—	353	653	—	200	4,500

The Company had as of March 31, 2005, debt of SEK 353 million that was guaranteed by a financial institution. The Company’s outstanding bond loans consist of the Preem Holdings Notes and the Preem Petroleum Notes. The Preem Holdings Notes are secured by a pledge of all of the outstanding share capital in Preem Petroleum and an assignment by way of security of an inter-company loan from Preem Holdings to Preem Petroleum of SEK 2,277 million. The Preem Petroleum Notes are contractually subordinated in right of payment to all senior indebtedness of Preem Petroleum and are otherwise equal in right of payment to all other indebtedness of Preem Petroleum and are guaranteed on a senior basis by Preem Holdings.

Note 8. Contingent liabilities

There has been no material change in the Company’s contingent liabilities since December 31, 2004.

Note 9.  Interim Segment Information

The Company operates mainly in the oil and gas industry and has two reportable segments: a supply and refining segment and a marketing segment. The two segments were determined based upon the types of services and products that are provided to customers. The supply and refining segment operates Preemraff Lysekil refinery (previously named Scanraff) located on the west coast of Sweden, north of Gothenburg, and Preemraff Gothenburg refinery (previously named Preemraff) located near the harbor of Torshamnen in Gothenburg, as well as storage depots throughout Sweden. The supply and refining segment sells a full range of refined products in Sweden and abroad. The marketing segment sells home-heating gasoil directly to end users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the supply and refining segment. The marketing segment also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem-branded service stations.

Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interest. Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Inter-segment sales were made at market rates.

Financial information by segment is as follows:

	Three months ending March 31,
	2004	2005
	(in millions)

Sales revenue:
Supply and refining	8,020	10,113
Marketing	2,243	2,637
Segment sales revenue	10,263	12,750
Exchange rate differences	18	32
Intersegment sales revenue	(1,820)	(2,256)
Sales revenues	8,461	10,526

Segment operating profit:
Supply and refining	332	1,003
Marketing	34	(1)
Segment operating profit	366	1,002

Other non-allocated income net(1)	18	(48)
Income from operations	384	954

Non-allocated items(2)	(250)	(249)
Income before income taxes	134	705

(1)           Other non-allocated income (expense) includes the corporate cost center and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

(2)           Non-allocated items consist of interest income and expenses and other financial income and expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview of the Business

We are one of Europe’s largest independent oil refining companies and the largest Swedish oil refining company. We conduct our business through our wholly owned operating company, Preem Petroleum, which operates its business through two segments, a supply and refining segment and a marketing segment. We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northwestern European markets, including Scandinavia, the United Kingdom and Germany, and, occasionally, in the United States and other markets. Our refineries represent approximately 75% of the refining capacity in Sweden and approximately 30% of the refining capacity in Scandinavia. We sell more refined products in Sweden than any of our competitors. In Sweden, we had leading market shares in 2004 in terms of sales volume of approximately 30% in diesel, 40% in heating oil and 59% in fuel oil, based on data from the Swedish Petroleum Institute. In addition, our marketing segment’s share of the Swedish gasoline market in terms of sales volume was approximately 11% in 2004, based on data from the Swedish Petroleum Institute.

Our supply and refining segment purchases and refines crude oil and then sells refined products wholesale to our marketing segment and to third parties. We also own an extensive network of storage depots in Sweden. Our marketing segment consists of three divisions, a home-heating division, a business-to-business division, and a station and consumer division. The marketing segment resells refined products wholesale and retail primarily in Sweden. In the first quarter of 2005, our supply and refining segment sold approximately 79% (by value) of its products to third parties and 21% to our marketing segment.

Refining margins

Oil refineries measure the financial performance of their operations by their margins. Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery’s sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery’s sales revenue depends on refined product prices, currency fluctuations and throughput, which is a function of refining capacity and utilization. The cyclicality of refined product prices results in high volatility of sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company’s results. Earnings and cash flow from refining are largely driven by gross and net refining margins, and a successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the prices of crude oil and refined products.

“Gross refining margin” is the difference between the sales revenue received from the sale of refined products produced by a refinery and the cost of crude oil and (where relevant) other intermediate feedstocks processed by it. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil and their relative prices vary. Like crude oil, different refined products vary in price. A refinery’s gross refining margin is a measure of both the sophistication of the plant’s design and its crude oil purchasing strategy (its ability to produce the most valuable refined product mix from the least costly crude oil). Thus, a refinery with a cracking facility, such as Preemraff Lysekil, that can produce a higher percentage of the lighter, higher-value fractions, will generally have a higher gross refining margin than a less complex facility, such as Preemraff Gothenburg. “Refining margin” measures the ability of a refinery to cover the variable refining costs of its refining process in addition to the cost of crude oil purchases. Variable refining costs consist of volume-related costs, such as the cost of energy. “Net cash margin” is the refining margin less the refinery’s fixed operating costs, excluding depreciation and other non-cash costs. Fixed operating costs consist of, among others, maintenance, personnel, insurance and property costs. Net cash margin indicates the cash generating capability of the refinery. “Net refining margin” is the net cash margin less depreciation and reflects the overall profitability of the refinery.

Our refining margins are affected by numerous factors beyond our control, including the supply of and demand for crude oil and refined products, which, in turn, depend on a variety of factors, including the following:

•                                           changes in global economic conditions, including exchange rate fluctuations;

•                                           global demand for oil;

•                                           political stability in major oil-producing countries;

•                                           actions by OPEC and crude oil production levels;

•                                           the availability of crude oil and refined product imports;

•                                           worldwide inventory levels of crude oil and refined products;

•                                           the availability and suitability of competitive fuels;

•                                           the extent of government regulation, in particular, as it relates to environmental policy;

•                                           market imperfections caused by regional price differentials;

•                                           local market conditions and the level of operations of other refineries in Europe;

•                                           the ability of suppliers, transporters and purchasers to perform on a timely basis or at all under their agreements (including   risks associated with physical delivery);

•                                           seasonal demand fluctuations;

•                                           expected and actual weather conditions; and

•                                           changes in technology.

These and other factors beyond our control are likely to play an important role in refining industry economics.

Highlights of the First Three Months of 2005

Supply and Refining Segment

During the first quarter of 2005, the Brent price fluctuated, ranging from a low of $38.21 per barrel on January 3, 2005 to a high of $55.72 per barrel on March 18, 2005.  The crude oil market was very strong and prices increased steadily throughout the first quarter of 2005.

Global prices for refined products in the first quarter of 2005 increased at a faster pace than crude oil prices. The strength of the gasoline market continued and gasoline prices increased to $550 per ton at the end of March 2005. The difference between the price of gasoline and the price of crude oil showed large swings ranging from $1 to $13 per barrel. The market for gasoil, which includes diesel and heating oil, was also very strong and volatile with prices ranging from $376 to $513 per ton. The market for low sulphur diesel was very strong in the beginning of the first quarter of 2005 as the difference between the price of low-sulphur diesel and heating oil reached $60 per ton. This price difference decreased to $20 per ton in February, but increased again to $35 per ton in March. The operation of refineries at full capacity and higher than normal maintenance shut downs contributed to the increase in global prices and the increase in the difference between the price of refined products and the price of crude oil. The prices of heavy fuel oil increased significantly less than the prices of other refined products. For example, during the first quarter of 2005, gasoline and diesel prices both increased by $150 to $200 per ton, while heavy fuel oil prices only increased by approximately $70 per ton. The difference between the prices of low sulphur fuel oil and crude oil was $(15) to $(20) per barrel during this period.

During the first quarter of 2005, refining margins increased overall, despite a slight decrease in January. From February to the end of March, the refining margins increased steadily. Preemraff Lysekil is well-equipped to refine low-priced high-sulphur crude oil. Preemraff Gothenburg also has substantial desulphurization capacity. Both refineries were able to take advantage of the considerable price difference between low- and high-sulphur crude oil, which contributed to the continued profitability of the refineries in the first quarter of 2005.

In late-December 2004, leaking hydrogen gas caught fire at a heat exchanger at Preemraff Lysekil.  The fire was extinguished and there were no injuries.  However, parts of the plant were shut down and, in connection with restart of the platformer unit, we discovered that catalyst mass had been released and followed the process downstream.  This necessitated major repair work and led to the loss of over a month’s production of low-sulphur products.  All units were back in full production in mid-January 2005.  The impact on our first quarter results was limited to the nearly three week period in January during which time operations were suspended at Preemraff Lysekil.

The following table shows the calculation of margins for Preemraff Lysekil and Preemraff Gothenburg for the three months ended March 31, 2004 and 2005.  In accordance with industry practice, the margins are expressed in U.S. dollars per barrel.

	Three months ended March 31,		%
	2004	2005	Change
	(in U.S. dollars, except % change)

Preemraff Lysekil
Gross refining margin	$4.08	$4.98	22%
Variable refining costs	(0.40)	(0.40)	0%
Refining margin	3.68	4.58	24%
Fixed operating costs	(0.54)	(0.94)	74%
Net cash margin	3.14	3.64	16%
Depreciation	(0.56)	(0.57)	2%
Net refining margin	$2.58	$3.07	19%
Total production (000 barrels)	18,140	16,110	(11)%

Preemraff Gothenburg
Gross refining margin	$1.60	$1.97	23%
Variable refining costs	(0.26)	(0.36)	38%
Refining margin	1.34	1.61	20%
Fixed operating costs	(0.99)	(0.87)	(12)%
Net cash margin	0.35	0.74	111%
Depreciation	(0.56)	(0.79)	41%
Net refining margin	$(0.21)	$(0.05)	(76)%
Total production (000 barrels)	9,565	9,634	1%

As noted above, the gross refining margin increased by 22% at Preemraff Lysekil and 23% at Preemraff Gothenburg from the first quarter of 2004 to the first quarter of 2005. The increase in the gross refining margins at our two refineries was due to certain industry-wide factors, primarily strong demand and high industry-wide refinery capacity utilization.

Construction of an isocracker

Since January 2004, we have proceeded with the construction of a new isocracker unit at Preemraff Lysekil. The purpose of the isocracker is to upgrade low margin products, such as fuel oil, virtually sulphur-free diesel and gasoline, as well as increasing throughput.  We estimate that the aggregate cost of construction of the isocracker unit will be approximately SEK 3,500 million. Of this amount, we have paid SEK 1,200 million as of March 31, 2005, and we expect that a total of approximately SEK 2,913 million will be paid in total by December 31, 2005.  We expect that, if construction proceeds as contemplated, the new unit will become operational in the first half of 2006.  Currently, we believe that construction is proceeding at a rate which is slightly under budget and slightly ahead of schedule.

Marketing Segment

Within the station and consumer division, the first quarter of 2005 was characterized by strong growth in diesel sales and increases in total fuel sales of approximately 1.6% as compared to the same period last year. In the first quarter of 2005, gasoline sales decreased by approximately 3% compared to the same period last year. A number of changes were initiated during March 2005 in order to halt this trend. At the end of the first quarter of 2005, sales in stores decreased by approximately 3% and total store revenues are at the same level as compared to the same period last year. Two stores have been converted from company operated stores to dealer operated stores during the first quarter of 2005.

Within the business-to-business division, total volumes for the first quarter 2005 decreased approximately by 13% compared to the same period last year. Demand for heating oil has declined due to a combination of high oil prices and low electricity prices. At the end of February 2005, our market share for heating oil is 39.11%, compared to 39.06% for the same period last year. Margins were low during this period due to the rapid increase in product cost and the time lag in consumer price increases.

Price Effect on Inventories

We hold large inventories of crude oil and refined products and, as a result, our financial results are impacted by the effects of fluctuations in the market prices for crude oil and refined products. To the extent that crude oil and refined product prices rise in tandem, our gross profit would generally be positively affected, because we compute the gross profit as the excess of sales revenue (determined at the time of sale at the higher refined product prices) over the cost of goods sold (determined at the earlier time the crude oil is purchased at lower prices). Thus, a portion of the gross profit that we earn during a period of rising prices may be attributable solely to the increase in prices during the period after we buy the crude oil and prior to the time we finish refining it and sell it.

However, during periods of rising crude oil prices, the cost of replenishing our crude oil inventories and, thus, our working capital requirements, are similarly rising. Because changes in refined product prices tend to lag behind changes in crude oil prices, we generally experience the increased working capital requirements from higher crude oil prices sooner, and to a greater degree, than the benefits to our gross profit that may arise from selling products at higher refined product prices. Moreover, depending on the rate and the duration of the increase, and the degree to which crude oil prices move more than refined prices, our gross profit margins may actually decline during periods of rising crude oil prices. During periods of declining crude oil prices, we believe that we experience the opposite effects.

We believe that, although the price effect on inventories may impact our results for a given period, over the long-term, the effects of rising and falling oil prices tend to offset each other. In addition we believe that from a cash flow perspective, the effects of rising and falling oil prices on gross profit and working capital tend to offset each other. In comparing our results from period to period, we believe that it is thus important to note that these price effects on inventories are unrelated to, and do not reflect, the underlying efficiency of the refineries. We employ several strategies to minimize the impact on our profitability of the volatility in feedstock costs and refined product prices.

Fluctuations in Foreign Currency Exchange Rates

Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates, specifically translation risk and transaction risk. We are exposed to translation risk because a significant percentage of our sales and expenses are realized and incurred in currencies other than the kronor, which is our reporting currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the kronor. We are exposed to transaction risk because our revenues and costs are denominated in both the dollar and the kronor.

Translation Risk

Revenues and Expenses.  Substantial portions of our revenues and expenses are recorded in dollars and then translated into kronor for inclusion in our financial statements. Thus, a decline in the value of the dollar against the krona will have a negative affect on our revenues as reported in kronor, that is, the krona-value of our dollar-denominated revenues will decline. Conversely, an increase in the value of the dollar against the krona will have a positive effect on our expenses as reported in kronor, that is, the krona value of our dollar-denominated expenses will increase.

Inventory.  In the course of our ordinary operations, we store significant amounts of crude oil and refined products, the value of which is denominated in dollars because market prices for crude oil and refined products are typically denominated in dollars. Our total inventories, which are accounted for as part of our current assets, were SEK 4,805 million as of March 31, 2005 and SEK 4,519 million as of December 31, 2004. A decrease in the value of the dollar against the kronor will result in a decrease in the value of our inventories, when expressed in kronor. Foreign exchange gains or losses on our inventory are included as part of cost of goods sold.

Indebtedness.  As of March 31, 2005, approximately 24% of our debt was denominated in dollars, 14% was denominated in kronor, and 62% was denominated in euro.  As a result, a decrease in the value of the dollar or the euro against the kronor will result in a decrease in the kronor value of our dollar- or euro-denominated indebtedness, respectively. Conversely, an increase in the value of the dollar or the euro against the kronor will result in an increase in the kronor value of our dollar- or euro-denominated indebtedness, respectively. Foreign exchange gains or losses on our indebtedness are included as part of financial expense, net.

Transaction risk

We are exposed to transaction risk because our revenues and expenses are denominated in both kronor and dollars. Accordingly, the relative movements of the kronor/dollar exchange rate can significantly affect our results of operations. For example, an appreciation of the kronor against the dollar may adversely affect our margins to the extent that our kronor-denominated revenues do not cover our kronor-denominated expenses. This risk is reduced by matching sales revenues and expenses in the same currency, which is generally the practice in our industry given the percentage of purchase and sales contracts that are denominated in dollars.

In addition, we are exposed to transaction risk in connection with our accounts payable for crude oil purchases. If the dollar changes in value against the kronor between the date of purchase and the date of payment, the difference in the kronor value of our payment and the kronor value of the account payable would be recorded as a foreign exchange gain or loss in our results of operations. We face a similar risk with respect to our accounts receivable for refined product sales.

Results of operations

Summary

The following table shows certain items in our consolidated statements of operations for the three months ended March 31, 2004 and 2005.

	Three months ended March 31,		%
	2004	2005	Change
	SEK	SEK
	(in millions, except % change)

Consolidated Statement of Operations Data:
Revenues	10,551	12,583	19%
Excise duties	(2,090)	(2,057)	(2)%
Sales revenue	8,461	10,526	24%
Cost of goods sold	(7,863)	(9,387)	20%
Gross profit	598	1,139	88%
Selling and administrative expenses	(283)	(275)	(5)%
Other operating income/expenses	69	90	30%
Operating income	384	954	148%
Financial expense, net(1)	(250)	(249)	0%
Income (loss) before taxes	134	705	426%
Income taxes(2)	(37)	(208)	462%
Minority interests	(1)	(1)	0%
Net profit (loss)	96	496	417%

(1)          Financial expense, net, consists of interest income and expense, foreign exchange gains or losses on our indebtedness and certain other items.

(2)          Income taxes do not generally reflect cash payable or paid, because we transfer, to the extent possible, our taxable income to our parent company as a group contribution, which is in the form of a book-entry dividend.

The following table shows the sales revenue and operating income for each of our business segments for the three months ended March 31, 2004 and 2005.

	Three months ended March 31,		%
	2004	2005	Change
	SEK	SEK
	(in millions, except % change)
Sales Revenue:
Supply and refining(1)	8,020	10,113	26%
Marketing	2,243	2,637	18%
Exchange rate differences	18	32	78%
Inter-segment sales revenue	(1,820)	(2,256)	24%
Total Sales Revenue(2)	8,461	10,526	24%

Operating Income (loss):
Supply and refining	332	1,003	202%
Marketing	34	(1)	(103)%
Other non-allocated income (expense)(3)	18	(48)	(367)%
Total Operating Income	384	954	148%

(1)          Includes sales by our supply and refining segment to our marketing segment of SEK 1,818 million in the first quarter of 2004 and SEK 2,255 million in the first quarter of 2005. We have included inter-company sales revenue in the total for our supply and refining segment.

These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in supply and refining segment sales revenue properly reflects the results of these segments for purposes of comparison. Such inter-company sales are eliminated in our unaudited quarterly consolidated financial statements for the first quarter of 2005.

(2)          Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by us and remitted to the governments of the countries in which we operate, primarily Sweden.

(3)          In order to evaluate the performance of our segments, we allocate certain items as “non-allocated income (expense).” Specifically, we include in non-allocated income (expense) our “corporate cost center” and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

Our revenues include excise duties, which are taxes on petroleum products that we collect at the point of sale and remit monthly primarily to the government of Sweden. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. Sales revenue also includes foreign exchange gains or losses on our accounts receivable. In this discussion, we have provided sales revenue figures for our supply and refining segment and our marketing segment. The sales revenue of our supply and refining segment includes inter-company sales to the marketing segment and the sales revenue of our marketing segment includes the sales revenue received on the resale of such refined products. The inter-company sales between our supply and refining segment and our marketing segment are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our supply and refining segment properly reflects the results of these segments for purposes of comparison.  These inter-company sales have been eliminated in our unaudited quarterly consolidated financial statements for the first quarter of 2005.

Cost of goods sold consists of the cost of our crude oil purchases (including transportation costs) and direct production costs (including depreciation of equipment used in the refining process). Cost of goods sold also includes foreign exchange gains or losses on our inventory and our accounts payable. We have no supply contracts longer than 12 months in duration. We rely primarily on spot market purchases. We regularly monitor market conditions for various types of crude oil as well as demand for refined products.

Gross profit is our sales revenue less the cost of goods sold. Occasionally, due to market forces, the crude oil and/or refined product price curve is in “contango,” meaning that forward prices of crude oil or refined products exceed current spot market prices. While we do not speculate with inventory, as a result of our large storage capacity we are able to take advantage of the price curve being in contango by simultaneously entering into current spot market purchase and future sale agreements. When we take advantage of the price curve being in contango, our primary expense is that associated with storing the crude oil or refined products until their time of delivery under the future sale agreement. So long as our storage costs are less than the profit margin resulting from the price curve being in contango we are able to lock in a profit margin. By locking in our margin, we can realize significant profits by utilizing our substantial storage facilities to store crude oil and refined products at our existing facilities until the delivery date called for by the sale agreements.

Selling expenses consist primarily of the costs of sales personnel, advertising and promotions. Administrative expenses consist primarily of the costs of administrative personnel.

Other operating income consists of our sales of surplus heat, harbor fees, commission income, sales of storage certificates to other oil companies for their EU-imposed compulsory storage obligations, income from the rental of dealer-operated service stations and several other items, none of which is individually material. Our other operating income is largely attributable to our non-refining business and, as such, is insulated to a degree from the volatility of our refining margins and provides us with relatively stable earnings.

Operating income is gross profit net of the foregoing items and net of non-recurring items, if any. We have itemized the contributions to operating income of our supply and refining segment and our marketing segment.

Financial expense, net, consists of interest income and expense, foreign exchange gains or losses on our indebtedness, and certain other items.

We are subject to Swedish income tax on our taxable income. We attempt to minimize the amount of taxes that we pay by transferring, to the extent possible, our taxable income to our parent company, Corral Petroleum Holdings, in the form of a book-entry dividend, which, for Swedish tax purposes, is referred to as a group contribution. As a result, the amount included on our statement of operations as income taxes generally reflects book-entry transfers rather than cash paid or payable. The amount we can transfer on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of our unrestricted shareholders’ equity, which includes net profit earned during the year, shown on a consolidated and stand-alone basis and an amount that, given due consideration to the financing needs of the group, its liquidity or financial position, would not contravene sound business principles. The group contribution is simultaneously offset by an equity contribution from Corral Petroleum Holdings. The excess of the group contribution, if any, over the equity contribution represents a true dividend payable in cash. We paid income taxes in cash of SEK 17 million in 2002, SEK 4 million in 2003 and SEK 4 million in 2004. The amounts recorded as income taxes in our results of operations represent the income taxes that we would have paid had we not made a group contribution. We follow the same strategy at the Preem Petroleum level to minimize the amount of income taxes that it pays. We cannot assure you that we will be able to employ this tax optimization strategy in the future. If we are unable to employ this strategy, we would be required to pay income taxes in cash to the Swedish government on our taxable income.

Minority interests as of March 31, 2005 principally reflect the interest of Vattenfall AB in Preem Gas AB.

Three months ended March 31, 2005 compared to three months ended March 31, 2004

Revenues. Our revenues for the three months ended March 31, 2005 were SEK 12,583  million, an increase of SEK 2,032 million, or 19%, from SEK 10,551 million for the three months ended March 31, 2004. This increase was primarily attributable to the increase in market prices for crude oil and oil products. Average crude oil prices in the first quarter of 2005 were approximately $15.55 per barrel, or 49%, higher than in the same period in 2004. The increase in sales revenues was to some extent offset by the weakening of the U.S. dollar versus the krona. In the first quarter 2005, the U.S. dollar to krona exchange rate decreased by approximately 6% compared to the same period in 2004.

Sales revenue. Sales revenue for the three months ended March 31, 2005 was SEK 10,526 million, an increase of SEK 2,065 million, or 24%, from SEK 8,461 million for the three months ended March 31, 2004, primarily as a result of, and in the same proportions as, the factors discussed above.

Cost of goods sold. Cost of goods sold for the three months ended March 31, 2005 was SEK 9,387 million, an increase of SEK 1,524 million, or 19%, from SEK 7,855 million for the three months ended March 31, 2004, primarily as a result of, and largely in the same proportions as, the factors discussed above.

Gross profit. Gross profit for the three months ended March 31, 2005 was SEK 1,139 million, an increase of SEK 541 million, or 90%, from SEK 598 million for the three months ended March 31, 2004. The increase was primarily a result of higher sales margins and increased price gains on our inventories due to the strong increase in market prices, compared to the same period in 2004.

Selling and administrative expenses. Selling expenses for the three months ended March 31, 2005 were SEK 164 million, a decrease of SEK 16 million, or 9%, from SEK 180 million for the three months ended March 31, 2004. The decrease in selling expenses is primarily a result of a decrease in goodwill amortization and cost reductions in our marketing segment. Administrative expenses for the three months ended March 31, 2005 were SEK 111 million, an increase of SEK 8 million, or approximately 8%, from SEK 103 million for the three months ended March 31, 2004.

Other operating income. Other operating income for the three months ended March 31, 2004 was SEK 90 million, an increase of SEK 21 million, or 30%, from SEK 69 million for the three months ended March 31, 2004. The increase was primarily attributable to higher sales of storage certificates, higher sales of waste heat from Preemraff Gothenburg to the City of Gothenburg and to recoveries of bad debts in connection with the disposal of our Polish operations in 2004.

Operating income. Operating income for the three months ended March 31, 2005 was SEK 954 million, an increase of SEK 570 million, or 148%, from SEK 384 million for the three months ended March 31, 2004. The operating income of our supply and refining segment was SEK 1,003 million for the three months ended March 31, 2005, an increase of SEK 671 million, or 202%, from SEK 332 million in the three months ended March 31, 2004.  This increase was due primarily to higher refining margins and to higher price gains on our inventories due to the strong increase in market prices, compared to the same period in 2004. The operating income of our Marketing Segment was SEK (1) million for the three months ended March 31, 2005, a decrease of SEK 35 million, or 103%, from SEK 34 million in the three months ended March 31, 2004. This decrease was due primarily to lower sales volumes and margins, in particular in our business-to-business division.

Financial expense, net. Net financial expense for the three months ended March 31, 2005 was SEK 249 million, a decrease of SEK 1 million, or 0%, from SEK 250 million for the three months ended March 31, 2004. The change resulted primarily from a decrease in interest expense from SEK 137 million for the three months ended March 31, 2004, to SEK 124 million for the three months ended March 31, 2005, due to a decrease of average indebtedness which was offset by an increase in foreign exchange losses on financial liabilities.

Income taxes. Income taxes for the three months ended March 31, 2005 were SEK 208 million, an increase of SEK 171 million, or approximately 462% from SEK 37 million for the three months ended March 31, 2004. The increase in our income taxes was attributable to an increase in our taxable income.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (“Swedish GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The principle differences between Swedish GAAP and U.S. GAAP are further discussed in note 28 to our consolidated financial statements included in the Company’s 2004 Annual Report.

The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We have identified the accounting policies discussed below as the most critical policies upon which our financial status depends. We believe that these critical accounting policies involve management’s most complex or subjective judgments and estimates used in the preparation of our consolidated financial statements that could impact our financial results.

Impairment of long-lived assets

We review long-lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value. We estimate fair value based on independent appraisals and projected cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties, which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Capitalized Turnaround Costs

We record the cost of regularly scheduled major maintenance (“turnarounds”) as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, “Accounting for Certain Costs and Activities Related to Property, Plant and Equipment,” which would require major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position had been adopted, we would have been required to write off the balance of our deferred maintenance costs, which totaled SEK 197 million at March 31, 2005, and expense future costs as incurred. The FASB recently voted not to clear this proposed Statement of Position and will consider adding a project to its agenda to address cost capitalization and depreciation issues.

Inventories

Our inventories are stated at the lower of cost or market. We use the FIFO (“first in, first out”) method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the value of these inventories had been $1 per barrel lower as of March 31, 2005, the value of our inventory would have been approximately SEK 94 million lower. If refined product prices decline from the value at the end of a period, then we may be required to write down the value of our inventories in future periods.

Contingencies

We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over- or under-stated.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are available cash reserves, internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the three months ended March 31, 2005, operating income (loss), before depreciation and amortization (“OIBDA”) was SEK 1,191 million, compared to SEK 646 million for the three months ended March 31, 2004.

OIBDA is a non-GAAP financial measure of liquidity and should not be considered as a substitute for operating earnings, net profit, cash flows from operating activities or other statements of operations or cash flow data computed in accordance with Swedish or U.S. GAAP. We believe that OIBDA provides useful information to investors because it is a measure of cash flow and an indicator of our ability to finance our operations, capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under both Swedish GAAP and U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Funds depicted by this measure may not be available for management’s discretionary use or for service of payment of interest or principle on our outstanding indebtedness. Because all companies do not calculate OIBDA identically, the presentation of OIBDA may not be comparable to similarly entitled measures of other companies. The following table presents a reconciliation of OIBDA to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish GAAP.

	Three months ended March 31,
	2004	2005
	(in millions of SEK)
Operating income	384	954
Depreciation and amortization	262	237
OIBDA	646	1,191

Financial income/expense, net	(250)	(249)
Other adjustments for non-cash items	1	13
Unrealized losses exchange gains	140	145
Unrealized losses on oil swaps	1	7
Resolving inventory write-down reservation	—	(223)
Taxes paid	—	(1)
Changes in working capital	1,072	(29)
Cash flow from operating activities	1,610	854

Cash Flow

The table below shows a summary of the Cash Flow Statements as of March 31, 2004 and March 31, 2005, respectively:

	Three months ended March 31,
	2004	2005
	SEK	SEK

Cash flow from operating activities before changes in working capital	538	884
Cash flow from operating activities	1,610	854
Cash flow used in investment activities	(108)	(352)
Cash flow (used in) financing activities	(1,025)	(962)
Cash flow of the period	477	(460)

Cash flow from operating activities before changes in working capital was SEK 884 million for the three-month period ended March 31, 2005, an increase of SEK 346 million from SEK 538 million for the three-month period ended March 31, 2004. The increase was primarily a result of an increase in income after financial items to SEK 705 million in March 31, 2005, compared to SEK 134 million in March 31, 2004, which to some extent was offset by the release of an inventory write-down reserve made in December 31, 2004 of SEK (223) million.

Cash flow from operating activities after changes in working capital was SEK 854 million for the three-month period ended March 31, 2005, a decrease of SEK 756 million, from SEK 1,610 million for the three-month period ended March 31, 2004, which was primarily a result of a decrease in cash flow attributable to changes in working capital. Cash flow from inventory has decreased from a positive cash flow in March 31, 2004 of SEK 1,503 million to a negative cash flow in March 31, 2005 of SEK 64 million. This effect was to some extent offset by an increase in cash flow from current assets and liabilities net, from a negative cash flow in March 31, 2004 of SEK 431 million, to a positive cash flow of SEK 35  million in March 31, 2005.

Cash flow used in investment activities was SEK 352 million for the three-month period ended March 31, 2005, compared to SEK 108 million for the three-month period ended March 31, 2004. The increase in investment activities is attributable to the ongoing construction of an isocracker unit at Preemraff Lysekil.

 Cash flow used in financing activities was negative SEK 962 million for the three-month period ended March 31, 2005, compared to a negative cash flow from financing activities of SEK 1,025 million for the three-month period ended March 31, 2004.  The decrease is primarily attributable to a decrease in new loans/payments of loans, net, from SEK 1,025 million in March 31, 2004 to SEK 117 million in March 31, 2005 which was offset by payments of group contribution to Corral Petroleum Holdings of SEK 845 million in March 2005.

In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK 2,057 million for the three-month period ended March 31, 2005 compared to SEK 2,090 million for the three-month period ended March 31, 2004. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

Description of Indebtedness

As of March 31, 2005, we had total debt (excluding a shareholder loan from our parent company, Corral Petroleum Holdings) of SEK 5,995 million.  Our long-term debt (excluding the shareholder loan but including bank overdraft facilities) amounted to SEK 5,465 million as of March 31, 2005.  We also had current debt of SEK 530 million, which included the current portion of our long-term debt of SEK 353 million.  These loans and facilities are provided by the bond market and by various international banks. As of March 31, 2005, our indebtedness bore interest at a weighted average annual rate of 8.3%.  In addition, as of March 31, 2005, we owed SEK 242 million to our parent company, Corral Petroleum Holdings, in the form of an interest-free, subordinated loan, which has no maturity date.

In March 2005, Preem Petroleum drew down $50 million under the Credit Facility for general corporate purposes.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the

International Petroleum Exchange, including “crack” spreads (which are intercommodity spread options which based on the spread/difference between the price of a refined product and crude oil) or intercommodity spreads, and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs.

Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Rotterdam) was $19.48 per barrel in January 2002, while the three-year high was $52.91/barrel in March 2005. Monthly average prices decreased by $5.68 per barrel from March to April 2003, by $6.80 per barrel from October to November 2004, and increased by $6.39/barrel from September to October 2004 and by $7.54 from February to March 2005.

Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

We enter into commodity derivative contracts from time to time, to manage our price exposure to our inventory positions and our purchases of foreign crude oil in the refining process, and to fix margins on certain future production. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

•                                           Hedging Activities: As of March 31, 2005, we had a net short position on crude oil and refined products derivative contracts of 103,000 cubic meters. The unrealized loss on these contracts was SEK 6.1 million as of March 31, 2005.

•                                           Trading Activities: As of March 31, 2005, the following commodity derivative contracts were not treated as hedges: a short gasoil crack of 36,000 cubic meters, a long gasoline crack of 40,000 cubic meters and a short gasoil crack of 21,000 cubic meters. The unrealized loss on our trading activities was SEK 2.6 million as of March 31, 2005

Foreign Currency Risk

We publish our financial statements in kronor. However, our crude oil purchases are primarily denominated in U.S. dollars, our revenues are denominated in both U.S. dollars and kronor, a portion of our indebtedness is denominated in U.S. dollars, a portion of our indebtedness is denominated in kronor and a portion of our indebtedness comprising the senior secured notes is denominated in Euros. Consequently, fluctuations in the U.S. dollar-krona and Euro-krona exchange rates can affect our financial results. We incur substantial amounts of our borrowings in U.S. dollars to hedge our expenses to inventories, which are also priced in U.S. dollars. We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.

In the three-month period ended March 31, 2005, we estimate that we received 65% of our revenues in U.S. dollars and 35% in kronor and that we incurred 85% of our costs and expenses in U.S. dollars and 15% in kronor. In the three-month period ended March 31, 2004, we estimate that we received 70% of our revenues in U.S. dollars and 30% in kronor and that we incurred 80% of our costs and expenses in U.S. dollars and 20% in kronor. As of March 31, 2005, our krona-denominated, fixed-rate indebtedness totaled SEK 535 million and our krona-denominated, variable-rate indebtedness totaled SEK 200 million. As of March 31, 2005, our U.S. dollar-denominated, fixed-rate indebtedness totaled $105 million and our U.S. dollar-denominated, variable-rate indebtedness totaled $75 million. As of March 31, 2005, our Euro-denominated fixed-rate indebtedness totaled €405 million.

The table below presents, as of March 31, 2005 and December 31, 2004, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from our consolidated financial statements.

	2005	2006	2007	2008	2009	2010+	Total Value	Percentage of Total Long- Term Debt (1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of March 31, 2005:
Fixed rate debt—amount due	—	—	300	—	—	235	535	9%	571
Variable rate debt—amount due	—	—	—	—	200	—	200	4%	200
Dollar-denominated indebtedness as of March 31, 2005:
Fixed rate debt—amount due	—	353	—	—	—	388	741	13%	760
Variable rate debt—amount due	—	—	353	—	—	177	530	9%	530
Euro-denominated indebtedness as of March 31, 2005:
Fixed rate debt—amount due	—	—	—	—	—	3,701	3,701	65%	4,135
Krona-denominated indebtedness as of December 31, 2004:
Fixed rate debt—amount due	—	—	300	—	—	235	535	10%	571
Variable rate debt—amount due	184	—	—	—	200	—	384	7%	384
Dollar-denominated indebtedness as of December 31, 2004:
Fixed rate debt—amount due	—	331	—	—	—	364	695	13%	720
Variable rate debt—amount due	—	—	—	—	—	165	165	3%	165
Euro-denominated indebtedness as of December 31, 2004:
Fixed rate debt—amount due	—	—	—	—	—	3,648	3,648	67%	4,045

(1)                                  Includes current portion.

We had, as of March 31, 2005, cash and cash equivalents in foreign currencies amounting to SEK 127 million, of which the equivalent of SEK 68 million was denominated in U.S. dollars, the equivalent of SEK 59 million was denominated in Euro.

Interest Rate Risk

In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. As of March 31, 2005, SEK 4,977 million of our indebtedness required payment at fixed rates and SEK 729 million required payment at variable rates. As of December 31, 2004, SEK 4,878 million of our indebtedness required payment at fixed rates and SEK 549 million required payment at variable rates.

The table below presents, as of March 31, 2005 and December 31, 2004, principal cash flows and related weighted average interest rates by expected maturity dates.

	2005	2006	2007	2008	2009	2010+	Total Value	Percentage of Total Long- Term Debt (1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK

As of March 31, 2005:
Fixed rate debt—amount due	—	353	300	—	—	4,324	4,977	87%	5,466
Weighted average interest rate	—	5.6%	6.4%	—	—	9.6%	9.1%	—	—
Variable rate debt—amount due	—	—	353	—	200	176	729	13%	729
Weighted average interest rate	—	—	4.5%	—	2.5%	3.6%	3.7%	—	—
As of December 31, 2004:
Fixed rate debt—amount due	—	331	300	—	—	4,247	4,878	90%	5,336
Weighted average interest rate	—	5.6%	6.4%	—	—	9.6%	9.2%	—	—
Variable rate debt—amount due	184	—	—	—	200	165	549	10%	549
Weighted average interest rate	2.6%	—	—	—	2.6%	2.7%	2.6%	—	—

(1)                                  Includes current portion.